Exhibit 99.1

Farfetch Announces Second Quarter 2020 Results

•	Strong momentum in business fueled by acceleration of online adoption drives significant market share gains and record new customers
•	Q2 2020 Gross Merchandise Value and Digital Platform GMV growth rates accelerate - up 48% and 34% year-over-year, respectively
•	Q2 2020 Revenue increases 74% year-over-year to $365 million
•	Delivers improved unit economics in Q2 2020 with 44% Gross Profit Margin and 35% Digital Platform Order Contribution Margin, up 290bps and 690bps year-over-year, respectively
•	Q2 2020 Loss After Tax of $436 million increases year-over-year, primarily due to a non-cash impact of higher share price on items held at fair value
•	Demonstrates progress towards Adjusted EBITDA profitability targeted for full year 2021 - Q2 2020 Adjusted EBITDA improved year-over-year to $(25) million; Adjusted EBITDA Margin improved to (8)%
•	Cash and cash equivalents of $802 million at quarter-end; includes net proceeds from April 2020 issuance of $400 million Convertible Senior Notes
•	Continues to expand partnerships within the luxury industry - legendary department store, Printemps, to participate in Farfetch Marketplace; now up to 1,300 third-party sellers
•	Announces strategic evolution of Board of Directors and formation of an ESG Committee of the Board

LONDON, U.K. August 13, 2020 – Farfetch Limited (NYSE: FTCH), the leading global platform for the luxury fashion industry, today reported its financial results for the second quarter ended June 30, 2020.

José Neves, Farfetch Founder, Chairman and CEO said: “Second quarter 2020 was record-breaking for Farfetch. Digital Platform GMV was an all-time high $651 million, we attracted more than half a million new consumers - our highest ever, and brands and retailers leaned in to offer the broadest selection of luxury fashion we have ever seen on the Marketplace. We’re pleased to support such a large number of the world’s leading luxury brands who are leveraging our global platform to navigate the current landscape, including our top 20 direct brand e-concessions who, together, have benefitted from a doubling of sales year-on-year. I believe this ongoing acceleration behind our business results from a paradigm shift in luxury shopping, as the industry undergoes a major acceleration of the secular online adoption I envisioned in founding Farfetch. We at Farfetch remain dedicated towards helping the global fashion community navigate these unprecedented times, connecting luxury’s curators, creators and consumers now, and in the years to come.”

Elliot Jordan, CFO of Farfetch, said: “I am delighted by Farfetch’s results this quarter, which highlight the accelerating momentum behind the Farfetch platform. During the period, we saw unprecedented levels of user engagement, mobile app downloads and transactions driven by new consumers, and our ACCESS loyalty program ramped up to 2 million members, which all bodes well for opportunities to drive sustained growth in the future. The strong trajectory of the business, our expanding unit economics and scaling of costs delivered in second quarter 2020 puts us squarely on the path towards achieving our targeted Adjusted EBITDA profitability in 2021, particularly as we have seen the acceleration behind the business continue into the third quarter.”

Consolidated Financial Summary and Key Operating Metrics (in thousands, except per share data, Average Order Value, or otherwise stated):

	Three months ended June 30,
	2019	2020
Consolidated Group:
Gross Merchandise Value (“GMV”)	$488,475	$721,310
Revenue	209,260	364,680
Adjusted Revenue	180,738	307,877
Gross profit	85,280	159,375
Gross profit margin	40.8%	43.7%
Loss after tax	$(95,392)	$(435,899)
Adjusted EBITDA	(37,576)	(25,175)
Adjusted EBITDA Margin	(20.8)%	(8.2)%
Earnings per share (“EPS”)	$(0.31)	$(1.29)
Adjusted EPS	(0.16)	(0.20)
Digital Platform:
Digital Platform GMV	$484,255	$651,036
Digital Platform Services Revenue	176,518	237,603
Digital Platform Gross Profit	84,106	130,579
Digital Platform Gross Profit Margin	47.6%	55.0%
Digital Platform Order Contribution	$49,662	$83,201
Digital Platform Order Contribution Margin	28.1%	35.0%
Active Consumers	1,773	2,524
Average Order Value (“AOV”) - Marketplace	$600	$493
AOV - Stadium Goods	336	304
Brand Platform:
Brand Platform GMV	$-	$66,348
Brand Platform Revenue	-	66,348
Brand Platform Gross Profit	-	27,729
Brand Platform Gross Profit Margin	-	41.8%

See “Metrics Definitions” on page 21 for further explanations. See “Non-IFRS and Other Financial and Operating Metrics” on page 22 for reconciliations of non-IFRS measures to IFRS measures.

Recent Business Highlights

COVID-19

•

Acceleration of online adoption driving significant volume growth in second quarter 2020 with traffic up more than 60%, more than doubling of app installs, and addition of largest ever cohort of more than 500,000 new customers

•

Continued to support our brand and retail partners whose physical stores were closed for most of the quarter, including through our #SupportBoutiques campaign aimed at driving customer engagement with boutique supply and strategic efforts to help brand partners increase direct-to-consumer e-concession sales via the Marketplace; in-season stock levels were a record high in second quarter 2020, and to date, brand and retail partner closures have not had a material impact on GMV or revenue due to our geo-diversified and distributed model; sellers have increasingly resumed operations on their physical channels

•	Continued to work with our logistics partners to maintain continuity of fulfilment operations, with no material disruptions during second quarter 2020

•

Second quarter 2020 Brand Platform Revenue of $66 million reflects some delays in Fall-Winter 2020 shipments, as retailers focused on selling through Spring-Summer 2020 inventory ahead of receiving new season product

•	Continued to pursue discretionary cost reduction initiatives that are not expected to adversely impact our operations or growth capacity
•	Continued to prioritize health and wellbeing of Farfetch employees, partners and customers by meeting or exceeding government guidelines in all our locations
•	In accordance with local regulations and guidelines, began to reopen retail store locations including Browns and Stadium Goods in June and July, respectively
•

Farfetch offices in Portugal partially reopened in July, and offices in China region have been operational since late March; employees in other offices, which largely remained closed, continued to productively work from home

Digital Platform

•

Continued to capture significant market share of the online luxury fashion industry, with accelerated GMV growth in second quarter 2020 driven by outsized market performance in major European countries, Mainland China and other emerging markets, including the Middle East, as well as early signs of recovery in the US at the end of the quarter

•	Digital Platform Order Contribution Margin increased year-over-year to 35% driven by a significant decrease in funded promotions and an improvement in 1P gross profit margin
•	Third-party transactions generated 86% of Digital Platform GMV at a take rate of 29.9% in second quarter 2020
•	High levels of customer engagement, with record new customers driving increased year-over-year transactions to more than offset a decrease in AOV
o	Active Consumers increased 42% year-over-year and App installs more than doubled, with customers who purchase through the app typically having higher lifetime value on average
o	ACCESS loyalty program accelerated to 2 million enrolled customers at the end of June 2020
•	Continued to offer consumers an exceptionally broad selection of luxury fashion through partnerships with nearly 1,300 sellers, including over 500 direct brand e-concessions
o	Second quarter 2020 in-season stock was our highest recorded, with more than 380,000 SKUs from over 3,500 brands
o	Maintained 100% three-year retention of top 100 direct brand and top 100 boutique partners
o	Signed legendary luxury French department store, Printemps, as well as additional fashion labels, as new e-concession sellers on the Marketplace
o	Increased pace of exclusive collections being offered on the Marketplace:
▪	Entered into partnership with LVMH’s FENTY by Rihanna, to be their exclusive multi-brand digital partner channel and launched the brand’s third drop of its summer collection
▪	Partnered with Marni for the launch of the exclusive ZOOTERICO collection, continuing our expansion into newer categories, such as homeware
▪	Launched Burberry's new TB Summer Monogram pieces and Gucci’s “off-The Grid” sustainable collection, exclusively on Farfetch
•

Significant growth generated by Farfetch Platform Solutions clients, including from the addition of Harrods onto the platform in February 2020; launched re-platformed e-commerce site for Opening Ceremony

•	Stadium Goods collaborated with Christie’s to auction Michael Jordan game-worn and player exclusive Air Jordan sneakers

New Guards

•	For the fifth consecutive quarter, GMV from New Guards brands, in aggregate, exceeded GMV for any other single brand on the Farfetch Marketplace in second quarter 2020
•	New Guards’ brand portfolio continued to create culturally relevant collections
o

Off-White - was the highest-ranked luxury brand in the “Lyst Index Q2 2020” list of fashion’s hottest brands and products for the fourth consecutive quarter; released Air Jordan 4 x Off-White ‘Sail’ on July 25, 2020, which sold out the same day and generated 800 million hits on the Farfetch platform within the first hour

o	Palm Angels gained traction and became one of the top 20 brands on the Farfetch Marketplace, based on GMV
o	Ambush was listed among Lyst and Highsnobiety’s “The NEXT 20” compilation of next-generation brands and cultural pioneers

Environmental, Social and Governance (ESG)

•

Announced the addition of four new members to our Board of Directors (the “Board”) - Stephanie Horton, Diane Irvine, Victor Luís, Gillian Tans - who bring extensive experience across technology, ecommerce, luxury fashion and finance to join current directors, José Neves, Dana Evan and David Rosenblatt in overseeing and advising the Company; co-Chair Natalie Massenet, Jon Kamaluddin, Jon Jianwen Liao, Danny Rimer, and Mike Risman will step down in order to make way for the new directors

•

Approved formation of an additional Board committee, the ESG committee, to oversee the establishment of a unified vision and promotion and furtherance of ESG standards across Farfetch including our diversity and inclusion initiatives

•	Continued to advance our ‘Positively Farfetch’ sustainability initiative
o	Published an initial report on the environmental benefits of buying pre-owned fashion
o	Launched a fashion footprint tool on the Farfetch Marketplace to help consumers easily identify how they can help the planet with their wardrobes

Liquidity

•	Further strengthened liquidity position with issuance of $400 million 3.75% convertible senior notes due 2027 to end second quarter 2020 with $802 million cash and cash equivalents

Second Quarter 2020 Results Summary

Gross Merchandise Value (in thousands):

	Three months ended June 30,
	2019	2020
Digital Platform GMV	$484,255	$651,036
Brand Platform GMV	-	66,348
In-Store GMV	4,220	3,926
GMV	$488,475	$721,310

Gross Merchandise Value (“GMV”) increased by $232.8 million from $488.5 million in second quarter 2019 to $721.3 million in second quarter 2020, representing year-over-year growth of 47.7%. Digital

Platform GMV increased by $166.7 million from $484.3 million in second quarter 2019 to $651.0 million in second quarter 2020, representing year-over-year growth of 34.4%. Excluding the impact of changes in foreign exchange rates, Digital Platform GMV would have increased by approximately 39.2%.

The increase in GMV primarily reflects the growth in Digital Platform GMV and the addition of $66.3 million of Brand Platform GMV from New Guards which we acquired in August 2019. The increase in Digital Platform GMV was principally driven by growth in Active Consumers to 2.5 million in second quarter 2020, increased supply available from nearly 1,300 partners, and the addition of direct-to-consumer brand sales from New Guards following its acquisition. This was partially offset by a decrease in the Marketplace Average Order Values across the Digital Platform from $600 to $493 due to a higher mix of new customers, who historically have lower than average AOV’s initially, a higher mix of sales of lower price products and categories as most consumers remained in some phase of lockdown, and the impact of foreign currency exchange fluctuations. During second quarter 2020, we also saw a year-over-year growth in transactions through third-party websites supported by Farfetch Platform Solutions, mainly driven by the launch of the Harrods e-commerce site at the end of February 2020.

Revenue (in thousands):

	Three months ended June 30,
	2019	2020
Digital Platform Services third-party revenue	$127,708	$151,861
Digital Platform Services first-party revenue	48,810	85,742
Digital Platform Services Revenue	176,518	237,603
Digital Platform Fulfilment Revenue	28,522	56,803
Brand Platform Revenue	-	66,348
In-Store Revenue	4,220	3,926
Revenue	$209,260	$364,680

See “Digital Platform Segment” on page 19 for further explanations of Digital Platform Services third-party and first-party revenue.

Revenue increased by $155.4 million year-over-year from $209.3 million in second quarter 2019 to $364.7 million in second quarter 2020, representing growth of 74.2%. The increase was driven by 34.6% growth in Digital Platform Services Revenue to $237.6 million, plus the addition of Brand Platform Revenue from New Guards. In-Store Revenue decreased by (7.1)% to $3.9 million primarily due to COVID-19-related store closures for the majority of the quarter, partially offset by the addition of revenue from New Guards.

The increase in Digital Platform Services Revenue of 34.6% was driven by 34.4% overall growth in Digital Platform GMV. This increase includes 75.7% growth of our Digital Platform Services first-party GMV, which is composed of our sales of owned-inventory, together with sales from New Guards brands sold direct-to-consumers through our platform, and is included in Digital Platform Services Revenue at 100% of the GMV because we act as principal in these transactions and, therefore, related sales are not commission based.

Digital Platform Fulfilment Revenue represents the pass-through of delivery and duties charges incurred by our global logistics solutions, net of any Farfetch-funded consumer promotions and incentives. Whilst Digital Platform Fulfilment Revenue would be expected to grow in line with the cost of delivery and duties, which increase as Digital Platform GMV and order volumes grow, variations in the level of Farfetch-funded promotions and incentives will impact Digital Platform Fulfilment Revenue. In second quarter 2020, Digital Platform Fulfilment Revenue increased 99.3% year-over-

year, a higher rate as compared to Digital Platform Services Revenue growth, due to a reduced number of Farfetch-funded promotions year-over-year.

Cost of Revenue (in thousands):

	Three months ended June 30,
	2019	2020
Digital Platform Services third-party cost of revenue	$47,150	$46,699
Digital Platform Services first-party cost of revenue	45,262	60,325
Digital Platform Services cost of revenue	92,412	107,024
Digital Platform Fulfilment cost of revenue	28,522	56,803
Brand Platform cost of revenue	-	38,619
In-Store cost of goods sold	3,046	2,859
Cost of revenue	$123,980	$205,305

See “Digital Platform Segment” on page 19 for further explanations of Digital Platform Services third-party and first-party cost of revenue.

Cost of revenue increased by $81.3 million, or 65.6% year-over-year from $124.0 million in second quarter 2019 to $205.3 million in second quarter 2020. The increase was primarily driven by the addition of Brand Platform cost of revenue related to New Guards and growth in first-party GMV and the associated cost of goods, as well as delivery costs and duties on an increased volume of transactions, offset by a reduction in costs of goods sold associated with our In-Store revenue.

We are reliant on third-parties to provide shipping and delivery services, potential changes in their operations due to the ongoing impacts of COVID-19 could result in future impacts to our service levels or cost of revenue, however there were no such material adverse impacts to our service levels or cost of revenue in second quarter.

Gross profit (in thousands):

	Three months ended June 30,
	2019	2020
Digital Platform third-party gross profit	$80,558	$105,162
Digital Platform first-party gross profit	3,548	25,417
Digital Platform Gross Profit	84,106	130,579
Brand Platform Gross Profit	-	27,729
In-Store Gross Profit	1,174	1,067
Gross profit	$85,280	$159,375

See “Digital Platform Segment” on page 19 for Digital Platform third-party and first-party gross profit for the last six quarters.

Gross profit increased by $74.1 million, or 86.9% year-over-year, from $85.3 million in second quarter 2019 to $159.4 million in second quarter 2020, principally due to growth in our Digital Platform Services Revenue and the addition of New Guards Brand Platform operations. Gross profit margin increased from 40.8% to 43.7% year-over-year, primarily driven by a higher Digital Platform Gross Profit Margin as well as the addition of New Guards Brand Platform. Digital Platform Gross Profit Margin increased from 47.6% to 55.0% year-over-year driven by increases in both third-party and first-party gross profit margin. A decrease in Farfetch-funded consumer promotions resulted in improved third-party and first-party gross margins. The increase in first-party gross margin also reflects an increased mix of full-price sales, and the addition of higher margin first-party revenues from sales of New Guards brands’ owned-product sold direct-to-consumers through our platform.

Selling, general and administrative expenses by type (in thousands):

	Three months ended June 30,
	2019	2020
Demand generation expense	$34,444	$47,378
Technology expense	19,073	29,284
Share based payments	45,710	61,915
Depreciation and amortization	14,323	51,758
General and administrative	69,339	107,888
Other items	(1,764)	1,302
Selling, general and administrative expense	$181,125	$299,525

Second quarter 2020 demand generation expense increased 37.8% year-over-year to $47.4 million, while slightly increasing as a percentage of Digital Platform GMV at 7.3%, as we drove an increased mix of GMV through unpaid channels, and continued to invest in paid channels to engage new customers on the Farfetch Marketplace.

Technology expense, which is primarily related to development and operations of our platform features and services, and also includes software, hosting and infrastructure expenses, increased by $10.2 million, or 53.4%, in second quarter 2020 from second quarter 2019, mainly driven by an increase in technology staff headcount. We continue to operate three globally distributed data centers, which support the processing of our growing base of transactions, including one in Shanghai dedicated to serving our Chinese customers. Second quarter 2020 technology expense as a percentage of Adjusted Revenue decreased from 10.6% to 9.5% year-over-year as Adjusted Revenue grew at a rate greater than the underlying costs.

Depreciation and amortization expense increased by $37.5 million, or 262.2%, year-over-year from $14.3 million in second quarter 2019 to $51.8 million in second quarter 2020. Amortization expense increased principally due to $31.4 million of amortization recognized on intangible assets acquired in historical acquisitions. Amortization expense also increased as a result of the historical investment into technology, where qualifying technology development costs are capitalized and amortized over a three-year period. Depreciation expense principally increased as a result of new leases entered into across the group during the last 12 months and, to a lesser extent, due to depreciation on property, plant and equipment from recent acquisitions.

Share based payments increased by $16.2 million, or 35.4%, year-over-year in second quarter 2020. The increase was mainly due to an increase in our share price during second quarter 2020 as compared to a decrease in our share price during second quarter 2019, which had the impact of increasing our employment related taxes by $9.8 million, and increasing our liability for cash-settled awards. Grants of additional equity-settled awards over the last 12 months also contributed to the year-over-year increase.

General and administrative expense increased by $38.6 million, or 55.7%, year-over-year in second quarter 2020, primarily due to the addition of New Guards following our August 2019 acquisition, and an increase in non-technology headcount across a number of areas to support the expansion of our business. General and administrative costs decreased as a percentage of Adjusted Revenue to 35.0% compared to 38.4% in second quarter 2019 as we continue to leverage our operating cost base, and due to the addition of New Guards, which operates with lower general and administrative costs as a percentage of Adjusted Revenue.

Other items of $1.3 million in second quarter 2020 primarily reflects transaction-related legal and advisory expenses.

Losses on items held at fair value and remeasurements (in thousands):

	Three months ended June 30,
	2019	2020
Remeasurement losses on put and call option liabilities	$-	$65,771
Fair value losses on embedded derivative liabilities	-	212,851
Losses on items held at fair value and remeasurements	$-	$278,622

In second quarter 2020 the $65.8 million present value remeasurement loss related to Chalhoub Group’s put option over their non-controlling interest in Farfetch International Limited was primarily driven by the increase in our share price from $7.90 at the end of first quarter 2020 to $17.27 at the end of second quarter 2020. The $212.9 million fair value losses on embedded derivative liabilities comprised $135.1 million fair value revaluation loss related to $250 million 5.00% convertible senior notes issued in February 2020, and $77.8 million fair value revaluation loss related to $400 million 3.75% convertible senior notes issued in April 2020. There were no such items in second quarter 2019.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA improved by $12.4 million, to $(25.2) million in second quarter 2020, for the reasons described above. Adjusted EBITDA Margin improved from (20.8)% to (8.2)% year-over-year, mainly due to an increase in gross profit margin, as well as lower general and administrative expenses and technology expenses as percentages of Adjusted Revenue.

Loss After Tax

Loss after tax increased by $340.5 million to $435.9 million in second quarter 2020. The increase was driven by losses on items held at fair value and remeasurements and, to a lesser extent, due to increases in general and administrative expense, depreciation and amortization expense, and partially offset by an increase in gross profit, as explained above.

Liquidity

At June 30, 2020 cash and cash equivalents were $802.1 million, an increase of $479.7 million compared to $322.4 million at December 31, 2019. The increase in cash and cash equivalents is primarily due to the private placement of $250 million 5.00% convertible senior notes (excluding transaction-related legal and advisory expenses) in first quarter 2020, and the private placement of $400 million 3.75% convertible senior notes (excluding transaction-related legal and advisory expenses) in second quarter 2020. This was partially offset by a net cash outflow from operating activities, mainly due to the funding of our operations in first half 2020, as well as New Guards’ investments into its brand portfolio.

Outlook

The following forward-looking statements reflect Farfetch’s expectations as of August 13, 2020.

For Third Quarter 2020:

•	Digital Platform GMV of $588 million to $609 million, representing growth of 40% to 45% year-over-year
•	Brand Platform GMV of $90 million to $95 million
•	Adjusted EBITDA of $(20) million to $(25) million

Uncertainties resulting from the spread COVID-19 and the evolving nature of the situation could have material impacts on our future performance and projections. Factors involving COVID-19 that could potentially impact our future performance include, among others:

•	disruptions to our operations, fulfilment network, shipments
•	reduced or delayed supply from potential factors, including reduced inventory from brands and retailers, as well as additional shutdowns
•	weakened consumer sentiment and discretionary income potentially arising from a prolonged shutdown and declining macro-economic conditions

Board Update

Farfetch is pleased to announce today changes to its Board of Directors. These changes reflect the planning the Board and its Nominating and Corporate Governance committee have undertaken in anticipation of the natural evolution of the Company’s Board following its initial public offering.

This marks the first strategic evolution of the Board since the Company’s inception 13 years ago and has been designed with an eye toward continuing strong governance practices, rounding out skillsets on the Company’s Board to support Farfetch’s ongoing growth trajectory and strategic planning and further enhancing the diversity of the Farfetch Board in line with the Company’s core values.

Four new directors – Stephanie Horton, Diane Irvine, Victor Luís, Gillian Tans – each of whom bring extensive experience across technology, luxury fashion and finance, joined the Board today. In connection with these appointments and to make way for the new directors, today, co-Chair Natalie Massenet, Jon Kamaluddin, Jon Jianwen Liao, Danny Rimer, and Mike Risman have stepped down from the Board. Current directors, José Neves, Dana Evan and David Rosenblatt will continue serving on the Board.

Stephanie Horton brings many years of experience in the luxury fashion industry to the Farfetch Board. Currently, Stephanie is the Director of Marketing for Google Shopping. Previously, she was the CEO of Hemp Tailor, a designer of sustainable hemp clothing, and prior to that, she was the Chief Strategy Officer of luxury fashion brand, Alexander Wang. She also served as Farfetch’s Chief Marketing Officer between 2013 and 2017. She has further global platform experience from her time at ShopBop, an Amazon subsidiary.

Diane Irvine brings extensive e-commerce and financial experience to the Farfetch Board, currently serving on boards of several public companies, including Yelp Inc., where she chairs its board of directors as well as its audit and nominating and corporate governance committees. She also serves on the board of Casper Sleep Inc., the online sleep products company, and Funko, Inc., the pop-culture consumer products company, where she chairs the audit committees of both companies.

From 2008 to 2011, Diane was the CEO of Blue Nile Inc., an online retailer of diamonds and fine jewelry, where she served as the company’s CFO for eight years prior to being named CEO.

Victor Luís brings extensive luxury fashion experience to the Farfetch Board. He currently serves on the board of Deckers Outdoor Corporation and, from 2006 to 2019, held several executive roles at Tapestry, Inc. (previously known as Coach), including most recently as CEO and as a member of its board of directors from 2014 to 2019.  Prior to joining Tapestry, Victor held executive roles at the Moët-Hennessy Louis Vuitton (LVMH) Group and Baccarat and, throughout his career, has had significant operational experience in luxury companies in key regions including Asia-Pacific, particularly China and Japan, and North America.

Gillian Tans joins the Farfetch Board from Booking.com, Booking Holdings’ primary subsidiary and one of the world’s leading digital travel companies, where she currently serves as Chairwoman. Having held several executive and leadership roles at Booking.com since 2011, including most recently as CEO from 2016 to 2019, Gillian brings exceptional experience in operating global marketplaces.

José Neves, Farfetch Founder, Chairman and CEO said: “Our departing Board directors have been absolutely instrumental in our success to date. I want to thank each and every one of them for the insight, support and friendship that they’ve given me and the Farfetch management team during their tenure. I’d also like to say a special thank you to my co-Chair, Natalie Massenet. Natalie has played an invaluable role in Farfetch’s growth and transformation, particularly driving our focus on putting the customer at the heart of everything we do. Natalie, along with Jon, Jon, Danny, and Mike leave with our very warmest wishes and thanks.”

“I’m delighted to welcome our new board members. Each of them brings valuable perspective and complementary skillsets to take us forward. I’m also pleased that the importance we place on diversity and representation is progressing throughout our business, including at the Board leveI. I look forward to working with each of them as we continue to solidify our position as the global platform for the luxury industry.”

Natalie Massenet said: “I am proud of having been involved in Farfetch, and of the work we have done together. When I first met José, I strongly believed in his vision and felt Farfetch would offer a winning business model for the luxury fashion industry. I believe this even more today. It has been an honor to serve on the Board with José and so many talented fellow directors, and I have enjoyed helping find the new Board directors, who I know will serve the Company well in its next exciting chapter. I know I am leaving Farfetch in an incredible position, and I will remain an ongoing supporter.”

As part of our on-going corporate governance efforts, and reflecting the Company’s commitment to sustainability and corporate and social responsibility, the Board has also approved the formation of an ESG committee of the Board of Directors, which will be responsible for establishing and directing the implementation of ESG standards across Farfetch.

Conference Call Information

Farfetch will host a conference call today, August 13, 2020 at 4:30 p.m. Eastern Time to discuss the Company’s results as well as expectations about Farfetch’s business. Listeners may access the live conference call via audio webcast at http://farfetchinvestors.com, where listeners can also access Farfetch’s earnings press release and slide presentation. Following the call, a replay of the webcast will be available at the same website for 30 days.

Unaudited interim condensed consolidated statements of operations for the three months ended June 30
(in $ thousands, except share and per share data)

	2019	2020
Revenue	209,260	364,680

Cost of revenue	(123,980)	(205,305)
Gross profit	85,280	159,375

Selling, general and administrative expenses	(181,125)	(299,525)
Operating loss	(95,845)	(140,150)

Losses on items held at fair value and remeasurements	-	(278,622)
Share of results of associates	17	(494)
Finance income	4,292	2,360
Finance costs	(3,043)	(23,111)
Loss before tax	(94,579)	(440,017)

Income tax (expense)/benefit	(813)	4,118
Loss after tax	(95,392)	(435,899)

(Loss)/profit after tax attributable to:
Equity holders of the parent	(95,427)	(439,639)
Non-controlling interests	35	3,740
	(95,392)	(435,899)

Loss per share attributable to equity holders of the parent
Basic and diluted	(0.31)	(1.29)

Weighted-average ordinary shares outstanding
Basic and diluted	308,931,390	341,223,981

Unaudited interim condensed consolidated statements of comprehensive loss for the three months ended June 30
(in $ thousands, except share and per share data)

	2019	2020
Loss after tax	(95,392)	(435,899)

Other comprehensive (loss)/income:
Items that may be subsequently reclassified to the consolidated statement of operations (net of tax):
Exchange differences on translation of foreign operations	(7,655)	2,700
(Loss)/gain on cash flow hedges	(4,813)	5,723
Other comprehensive (loss)/income for the period, net of tax	(12,468)	8,423
Total comprehensive loss for the period, net of tax	(107,860)	(427,476)

Total comprehensive (loss)/income attributable to:
Equity holders of the parent	(107,895)	(431,216)
Non-controlling interests	35	3,740
	(107,860)	(427,476)

Unaudited interim condensed consolidated statements of operations for the six months ended June 30
(in $ thousands, except share and per share data)

	2019	2020
Revenue	383,324	696,117

Cost of revenue	(214,753)	(383,366)
Gross profit	168,571	312,751

Selling, general and administrative expenses	(349,965)	(558,328)
Impairment losses on tangible assets	-	(2,292)
Operating loss	(181,394)	(247,869)

Losses on items held at fair value and remeasurements	-	(213,188)
Share of results of associates	32	(524)
Finance income	13,459	3,601
Finance costs	(3,801)	(58,708)
Loss before tax	(171,704)	(516,688)

Income tax (expense)/benefit	(1,374)	1,612
Loss after tax	(173,078)	(515,076)

(Loss)/profit after tax attributable to:
Equity holders of the parent	(173,113)	(521,706)
Non-controlling interests	35	6,630
	(173,078)	(515,076)

Loss per share attributable to owners of the company
Basic and diluted	(0.56)	(1.53)

Weighted-average ordinary shares outstanding
Basic and diluted	306,748,971	340,747,663

Unaudited interim condensed consolidated statements of comprehensive loss for the six months ended June 30
(in $ thousands)

	2019	2020
Loss after tax	(173,078)	(515,076)
Other comprehensive income/(loss):
Items that may be subsequently reclassified to the consolidated statement of operations (net of tax):
Exchange differences on translation of foreign operations	21,793	15,597
Loss on cash flow hedges	(5,080)	(8,483)
Items that will not be subsequently reclassified to the consolidated statement of operations (net of tax):
Remeasurement loss on severance plan	-	(3)
Other comprehensive income for the period, net of tax	16,713	7,111
Total comprehensive loss for the period, net of tax	(156,365)	(507,965)

Total comprehensive (loss)/income attributable to:
Equity holders of the parent	(156,400)	(514,595)
Non-controlling interests	35	6,630
	(156,365)	(507,965)

Unaudited interim condensed consolidated statements of financial position
(in $ thousands)
	December 31, 2019	June 30, 2020
Non-current assets
Other receivables	12,388	13,277
Deferred tax assets	5,324	5,269
Intangible assets, net	1,362,967	1,348,864
Property, plant and equipment, net	67,999	72,346
Right-of-use assets	115,176	142,532
Investments	16,229	8,344
Investments in associates	2,466	1,869
Total non-current assets	1,582,549	1,592,501
Current assets
Inventories	128,107	115,967
Trade and other receivables	189,897	211,501
Current tax assets	1,873	10,574
Derivative financial assets	3,024	3,025
Cash and cash equivalents	322,429	802,113
Total current assets	645,330	1,143,180
Total assets	2,227,879	2,735,681

Liabilities and equity
Non-current liabilities
Provisions	23,704	30,349
Deferred tax liabilities	219,789	206,830
Lease liabilities	100,833	129,786
Employee benefit obligations	16,455	23,915
Derivative financial liabilities	-	364,259
Borrowings	-	459,874
Put and call option liabilities	61,268	104,487
Total non-current liabilities	422,049	1,319,500
Current liabilities
Trade and other payables	413,696	450,061
Provisions	-	9,048
Current tax liability	28,289	33,487
Lease liabilities	18,485	20,018
Derivative financial liabilities	5,601	14,637
Put and call option liabilities	1,118	1,125
Other financial liabilities	809	168
Total current liabilities	467,998	528,544
Total liabilities	890,047	1,848,044
Equity
Share capital	13,584	13,663
Share premium	878,007	878,007
Merger reserve	783,529	783,529
Foreign exchange reserve	(30,842)	(15,245)
Other reserves	349,463	383,947
Accumulated losses	(826,135)	(1,312,605)
Equity attributable to the parent	1,167,606	731,296
Non-controlling interests	170,226	156,341
Total equity	1,337,832	887,637
Total equity and liabilities	2,227,879	2,735,681

Unaudited interim condensed consolidated statements of cash flows for the six months ended June 30
(in $ thousands)
	2019	2020
Cash flows from operating activities
Operating loss	(181,394)	(247,869)
Adjustments to reconcile operating loss to net cash provided by operating activities:
Depreciation	11,902	18,243
Amortization	16,527	84,838
Non-cash employee benefits expense	61,218	76,175
Net loss on sale of non-current assets	77	-
Net exchange differences	(22)	-
Impairment losses on tangible assets	-	2,292
Impairment of investments	-	169
Change in working capital
Increase in receivables	(21,407)	(28,184)
(Increase)/decrease in inventories	(14,704)	11,925
Increase in payables	27,193	39,730
Change in other assets and liabilities
Increase in non-current receivables	(1,239)	(517)
(Decrease)/increase in other liabilities	(516)	6,724
Increase in provisions	-	14,833
Decrease in derivative financial instruments	-	(14,581)
Income taxes paid	(777)	(16,016)
Net cash outflow from operating activities	(103,142)	(52,238)

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	(205,616)	(12,016)
Payments for property, plant and equipment	(30,085)	(9,106)
Payments for intangible assets	(34,689)	(43,102)
Payments for investments	(19,719)	(2,872)
Interest received	7,999	2,176
Dividends received from associate	-	58
Net cash outflow from investing activities	(282,110)	(64,862)

Cash flows from financing activities
Repayment of the principal elements of lease payments	(6,682)	(7,926)
Interest paid and fees paid on loans	(307)	(17,288)
Dividends paid to holders of non-controlling interests	-	(20,515)
Proceeds from issue of shares, net of issue costs	7,229	4,472
Proceeds from borrowings, net of issue costs	21,006	641,861
Net cash inflow from financing activities	21,246	600,604

Net (decrease)/increase in cash and cash equivalents	(364,006)	483,504
Cash and cash equivalents at the beginning of the period	1,044,786	322,429
Effects of exchange rate changes on cash and cash equivalents	(1,873)	(3,820)
Cash and cash equivalents at end of period	678,907	802,113

Unaudited interim condensed consolidated statements of changes in equity
(in $ thousands)
	Share capital	Share premium	Merger reserve	Foreign exchange reserve	Other reserves	Accumulated losses	Equity attributable to the parent	Non- controlling interest	Total equity
Balance at January 1, 2019	11,994	772,300	783,529	(23,509)	67,474	(483,357)	1,128,431	-	1,128,431
Changes in equity
(Loss)/income after tax for the period	-	-	-	-	-	(173,113)	(173,113)	35	(173,078)
Other comprehensive income/(loss)	-	-	-	21,793	(5,080)	-	16,713	-	16,713
Issue of share capital, net of transaction costs	468	51,975	-	-	26,920	-	79,363	-	79,363
Share based payment – equity settled	-	-	-	-	41,643	21,961	63,604	-	63,604
Share based payment – reverse vesting shares	-	-	-	-	(45,583)	-	(45,583)	-	(45,583)
Acquisition of non-controlling interest	-	-	-	-	-	-	-	210	210
Non-controlling interest put option	-	-	-	-	-	(4,322)	(4,322)	-	(4,322)
Balance at June 30, 2019	12,462	824,275	783,529	(1,716)	85,374	(638,831)	1,065,093	245	1,065,338

Balance at January 1, 2020	13,584	878,007	783,529	(30,842)	349,463	(826,135)	1,167,606	170,226	1,337,832
Changes in equity
(Loss)/income after tax for the period	-	-	-	-	-	(521,706)	(521,706)	6,630	(515,076)
Other comprehensive (loss)/income	-	-	-	15,597	(8,486)	-	7,111	-	7,111
Issue of share capital, net of transaction costs	79	-	-	-	-	-	79	-	79
Share based payment – equity settled	-	-	-	-	29,924	35,236	65,160	-	65,160
Share based payment – reverse vesting shares	-	-	-	-	13,046	-	13,046	-	13,046
Dividends paid to non-controlling interests	-	-	-	-	-	-	-	(20,515)	(20,515)
Balance at June 30, 2020	13,663	878,007	783,529	(15,245)	383,947	(1,312,605)	731,296	156,341	887,637

Supplemental Metrics [1]	2018		2019				2020
	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
	(in thousands, except per share data or otherwise stated)
Consolidated Group:
Gross Merchandise Value (“GMV”)	$309,973	$466,490	$419,273	$488,475	$492,014	$739,937	$610,874	$721,310
Revenue	134,541	195,533	174,064	209,260	255,481	382,232	331,437	364,680
Adjusted Revenue	112,742	170,089	146,374	180,738	228,227	337,738	301,152	307,877
In-Store Revenue	4,090	4,314	4,536	4,220	9,077	9,788	8,516	3,926
Gross profit	67,387	94,197	83,291	85,280	115,139	176,136	153,376	159,375
Gross profit margin	50.1%	48.2%	47.9%	40.8%	45.1%	46.1%	46.3%	43.7%
Demand generation expense	$(22,103)	$(33,934)	$(31,423)	$(34,444)	$(34,321)	$(51,162)	$(37,966)	$(47,378)
Technology expense	(19,034)	(18,159)	(20,159)	(19,073)	(22,322)	(22,653)	(26,307)	(29,284)
Share based payments	(38,475)	(2,821)	(38,714)	(45,710)	(31,760)	(42,238)	(26,760)	(61,915)
Depreciation and amortization	(6,014)	(7,185)	(14,106)	(14,323)	(35,097)	(50,065)	(51,323)	(51,758)
General and administrative	(58,561)	(56,679)	(61,945)	(69,339)	(94,134)	(120,247)	(111,422)	(107,888)
Other items	-	-	(2,493)	1,764	(10,061)	(5,584)	(5,025)	(1,302)
Impairment losses on tangible assets	-	-	-	-	-	-	(2,292)	-
Gains / (losses) on items held at fair value and remeasurements	-	-	-	-	32,286	(10,565)	65,434	(278,622)
Loss after tax	(77,255)	(9,912)	(77,686)	(95,392)	(90,484)	(110,126)	(79,177)	(435,899)
Adjusted EBITDA	(32,311)	(14,575)	(30,236)	(37,576)	(35,638)	(17,926)	(22,319)	(25,175)
Adjusted EBITDA Margin	(28.7)%	(8.6)%	(20.7)%	(20.8)%	(15.6)%	(5.3)%	(7.4)%	(8.2)%
Earnings per share (“EPS”)	$(0.30)	$(0.03)	$(0.26)	$(0.31)	$(0.30)	$(0.34)	$(0.24)	$(1.29)
Adjusted EPS	(0.15)	(0.02)	(0.11)	(0.16)	(0.20)	(0.08)	(0.24)	(0.20)
Digital Platform:
Digital Platform GMV	$305,883	$462,176	$414,737	$484,255	$420,266	$628,610	$494,899	$651,036
Digital Platform Services Revenue	108,652	165,775	141,838	176,518	156,479	226,411	185,177	237,603
Digital Platform Fulfilment Revenue	21,799	25,444	27,690	28,522	27,254	44,494	30,285	56,803
Digital Platform Gross Profit	65,487	92,632	80,941	84,106	83,294	123,572	97,207	130,579
Digital Platform Gross Profit Margin	60.3%	55.9%	57.1%	47.6%	53.2%	54.6%	52.5%	55.0%
Digital Platform Order Contribution	$43,384	$58,698	$49,518	$49,662	$48,973	$72,410	$59,241	$83,201
Digital Platform Order Contribution Margin	39.9%	35.4%	34.9%	28.1%	31.3%	32.0%	32.0%	35.0%
Active Consumers	1,240	1,382	1,699	1,773	1,889	2,068	2,149	2,524
AOV - Marketplace	$585	$637	$601	$600	$582	$636	$571	$493
AOV - Stadium Goods	-	-	300	336	327	301	314	304
Brand Platform:
Brand Platform GMV	$-	$-	$-	$-	$62,671	$101,539	$107,459	$66,348
Brand Platform Revenue	-	-	-	-	62,671	101,539	107,459	66,348
Brand Platform Gross Profit	-	-	-	-	27,464	47,543	52,480	27,729
Brand Platform Gross Profit Margin	-	-	-	-	43.8%	46.8%	48.8%	41.8%

1	See “Metrics Definitions” on page 21 for further explanations. See “Non-IFRS and Other Financial and Operating Metrics” on page 22 for reconciliations of non-IFRS measures to IFRS measures.

Digital Platform Segment

Our Digital Platform segment is composed of the Farfetch Marketplace, FPS, BrownsFashion.com, StadiumGoods.com, Farfetch Store of the Future, and any other online sales channel operated by the Group, including the respective websites of the brands in the New Guards portfolio.

Digital Platform Services third-party revenues represent commissions and other income generated from the provision of services to sellers in their transactions with consumers conducted on our dematerialized platforms, as well as fees for services provided to brands and retailers. Digital Platform Services first-party revenues represents sales of owned products, including from New Guards brands sold direct-to-consumers through our platform. The revenue realized from first-party sales is equal to the GMV of such sales because we act as principal in these transactions and, therefore, related sales are not commission based.

Digital Platform Services third-party and first-party cost of revenues include packaging costs, credit card fees, and incremental shipping costs provided in relation to the provision of these services. Digital Platform Services first-party cost of revenues also includes the cost of goods sold of the owned products.

The following table shows Digital Platform Services third-party and first-party revenue and cost of revenue, as well as Digital Platform third-party and first-party gross profit for the last six quarters:

(in $ thousands, except as otherwise noted)

	2019				2020
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
Digital Platform Services third-party revenue	$105,321	$127,708	$106,983	$156,028	$119,201	$151,861
Digital Platform Services first-party revenue	36,517	48,810	49,496	70,383	65,976	85,742
Digital Platform Services Revenue	$141,838	$176,518	$156,479	$226,411	$185,177	$237,603

Digital Platform Services third-party cost of revenue	$(36,711)	$(47,150)	$(36,314)	$(49,486)	$(38,677)	$(46,699)
Digital Platform Services first-party cost of revenue	(24,186)	(45,262)	(36,871)	(53,353)	(49,293)	(60,325)
Digital Platform Services cost of revenue	$(60,897)	$(92,412)	$(73,185)	$(102,839)	$(87,970)	$(107,024)

Digital Platform third-party gross profit	$68,610	$80,558	$70,669	$106,542	$80,524	$105,162
Digital Platform first-party gross profit	12,331	3,548	12,625	17,030	16,683	25,417
Digital Platform Gross Profit	$80,941	$84,106	$83,294	$123,572	$97,207	$130,579

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, our expected performance for third quarter 2020, statements regarding our profitability for 2021, the anticipated impact of the COVID-19 pandemic on our operations and supply chain and the broader luxury industry, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: purchasers of luxury products may not choose to shop online in sufficient numbers; our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis; the volatility and difficulty in predicting the luxury fashion industry, in particular in light of COVID-19 and its impact on consumer spending patterns; our reliance on a limited number of retailers and brands for the supply of products on our Marketplace; our reliance on retailers and brands to anticipate, identify and respond quickly to new and changing fashion trends, consumer preferences and other factors; our reliance on retailers and brands to make products available to our consumers on our Marketplace and to set their own prices for such products; fluctuation in foreign exchange rates; our reliance on information technologies and our ability to adapt to technological developments; our ability to acquire or retain consumers and to promote and sustain the Farfetch brand; our ability or the ability of third parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information; our ability to successfully launch and monetize new and innovative technology; our acquisition and integration of other companies or technologies, for example, Stadium Goods and New Guards, could divert management’s attention and otherwise disrupt our operations and harm our operating results; we may be unsuccessful in integrating any acquired businesses or realizing any anticipated benefits of such acquisitions; our dependence on highly skilled personnel, including our senior management, data scientists and technology professionals, and our ability to hire, retain and motivate qualified personnel; the effect of the COVID-19 pandemic on our business and results of operations, as well as on the luxury fashion industry and consumer spending more broadly, and our ability to successfully implement our business plan during a global economic downturn caused by the COVID-19 pandemic; José Neves, our chief executive officer, has considerable influence over important corporate matters due to his ownership of us, and our dual-class voting structure will limit your ability to influence corporate matters, including a change of control; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2019 and in Exhibit 99.2 to our Current Report on Form 6-K filed with the SEC on April 27, 2020, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov and on our website at http://farfetchinvestors.com. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Metrics Definitions

The introduction of the term “Digital Platform” with reference to GMV, Revenue and other metrics is intended to distinguish between activities that occurred through our owned and operated e-commerce platforms (e.g. Farfetch.com, BrownsFashion.com, off---white.com) and the Brand Platform operations of New Guards, where GMV and Revenue are derived from our transactions with independent third party retailers or wholesalers. Such metrics were previously referred to as “Platform.” No changes have been made to how we calculate the Digital Platform metrics from how we calculated Platform metrics.

We acquired New Guards in August 2019, therefore our results for first and second quarter 2019 do not include New Guards’ performance.

Segment Realignment

Following the acquisition of New Guards in August 2019, management determined that it had three operating segments: (i) Digital Platform, (ii) Brand Platform and (iii) In-Store, given our new organizational structure and the manner in which our business is reviewed and managed. In fourth quarter 2019, we realigned our reportable operating segments to reflect how our Chief Operating Decision-Maker was making operating decisions, allocating resources and evaluating operating performance. The comparative periods have been revised to reflect this segment realignment.

Revisions to Previously Reported Financial Information

We have revised previously reported finance income and costs, loss after tax, and loss per share for each of the first three quarters of 2019. Refer to fourth quarter 2019 earnings release furnished on February 27, 2020 for further information.

Presentation Change

Beginning in second quarter 2020, we changed the presentation of our operating loss to reflect losses on items held at fair value and remeasurements, and share of results of associates, as non-operating items in the consolidated statement of operations. These items are now presented below operating loss, and all prior periods in this release reflect this change. We have made this presentation change in order to improve comparability of our period-over-period operating loss, particularly given the increased volatility of the items with a valuation dependent on our market share prices. As a result of this presentation change, the consolidated statement of cash flows now starts with operating loss rather than loss before tax as previously reported. This change had no impact on our historical loss after tax or on any of our historical unaudited condensed consolidated statements of financial position, changes in equity, cash flows or on our previously provided non-IFRS and operational measures. We determined that these presentation changes had no material impact on the previously reported financial information or on any previously issued annual financial statements.

Non-IFRS and Other Financial and Operating Metrics

This release includes certain financial measures not based on IFRS, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Adjusted Revenue, Digital Platform Order Contribution, and Digital Platform Order Contribution Margin (together, the “Non-IFRS Measures”), as well as operating metrics, including GMV, Digital Platform GMV, Brand Platform GMV, In-Store GMV, Active Consumers and Average Order Value.

Management uses the Non-IFRS Measures:

•

as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•	to evaluate the performance and effectiveness of our strategic initiatives; and
•	to evaluate our capacity to fund capital expenditures and expand our business.

The Non-IFRS Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present the Non-IFRS Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including the Non-IFRS Measures as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations period over period and would ordinarily add back non-cash expenses such as depreciation, amortization and items that are not part of normal day-to-day operations of our business. By providing the Non-IFRS Measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from the Non-IFRS Measures are significant components in understanding and assessing financial performance. The Non-IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss after tax, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

•	such measures do not reflect revenue related to fulfilment, which is necessary to the operation of our business;
•	such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments;
•	such measures do not reflect changes in our working capital needs;
•	such measures do not reflect our share based payments, income tax expense or the amounts necessary to pay our taxes;
•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•	other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Revenue should not be considered as measures of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the Non-IFRS Measures we use may differ from the non-IFRS financial measures used by other companies and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensate for these limitations by relying primarily on our IFRS results and using the Non-IFRS Measures only as supplemental measures.

Digital Platform Order Contribution and Digital Platform Order Contribution Margin are not measurements of our financial performance under IFRS and do not purport to be alternatives to gross profit or loss after tax derived in accordance with IFRS. We believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance within our industry because they permit the evaluation of our digital platform productivity, efficiency and performance. We also believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance because they take into account demand generation expense and are used by management to analyze the operating performance of our digital platform for the periods presented.

Farfetch reports under International Financial Reporting Standards (“IFRS”). Farfetch provides earnings guidance on a non-IFRS basis and does not provide earnings guidance on an IFRS basis. A reconciliation of the Company’s Adjusted EBITDA guidance to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that are made for future changes in the fair value of cash-settled share based payment liabilities; foreign exchange gains/(losses) and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material.

Reconciliations of these non-IFRS measures to the most directly comparable IFRS measure are included in the accompanying tables.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is loss after tax:

(in $ thousands, except as otherwise noted)

	2018		2019				2020
	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter

Loss after tax	$(77,255)	$(9,912)	$(77,686)	$(95,392)	$(90,484)	$(110,126)	$(79,177)	$(435,899)
Net finance (income)/expense	(733)	(14,915)	(8,408)	(1,249)	10,689	(16,182)	34,355	20,751
Income tax expense/(benefit)	1,183	261	560	813	(104)	(108)	2,506	(4,118)
Depreciation and amortization	6,014	7,185	14,106	14,323	35,097	50,065	51,323	51,758
Share based payments (a)	38,475	2,821	38,714	45,710	31,760	42,238	26,760	61,915
(Gains)/losses on items held at fair value and remeasurements (b)	-	-	-	-	(32,286)	10,565	(65,434)	278,622
Other items (c)	-	-	2,493	(1,764)	10,061	5,584	5,025	1,302
Impairment losses on tangible assets	-	-	-	-	-	-	2,292	-
Share of results of associates	5	(15)	(15)	(17)	(371)	38	31	494
Adjusted EBITDA	$(32,311)	$(14,575)	$(30,236)	$(37,576)	$(35,638)	$(17,926)	$(22,319)	$(25,175)

(a)	Represents share based payment expense.
(b)	Represents (gains)/losses on items held at fair value and remeasurements. See “gains/(losses) on items held at fair value and remeasurements” on page 26 for a breakdown of these items.
(c)

Represents other items, which are outside the normal scope of our ordinary activities. See “Other items” on page 26 for a breakdown of these expenses. Other items is included within selling, general and administrative expenses.

The following table reconciles Adjusted Revenue to the most directly comparable IFRS financial performance measure, which is revenue:

(in $ thousands, except as otherwise noted)

	2018		2019				2020
	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
Revenue	$134,541	$195,533	$174,064	$209,260	$255,481	$382,232	$331,437	$364,680
Less: Digital Platform Fulfilment Revenue	(21,799)	(25,444)	(27,690)	(28,522)	(27,254)	(44,494)	(30,285)	(56,803)
Adjusted Revenue	$112,742	$170,089	$146,374	$180,738	$228,227	$337,738	$301,152	$307,877

The following table reconciles Digital Platform Order Contribution to the most directly comparable IFRS financial performance measure, which is Digital Platform Gross Profit:

(in $ thousands, except as otherwise noted)

	2018		2019				2020
	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter

Digital Platform Gross Profit	$65,487	$92,632	$80,941	$84,106	$83,294	$123,572	$97,207	$130,579
Less: Demand generation expense	(22,103)	(33,934)	(31,423)	(34,444)	(34,321)	(51,162)	(37,966)	(47,378)
Digital Platform Order Contribution	$43,384	$58,698	$49,518	$49,662	$48,973	$72,410	$59,241	$83,201

The following table reconciles Adjusted EPS to the most directly comparable IFRS financial performance measure, which is Earnings per share:

(per share amounts)

	2018		2019				2020
	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter

Earnings per share	$(0.30)	$(0.03)	$(0.26)	$(0.31)	$(0.30)	$(0.34)	$(0.24)	$(1.29)
Share based payments (a)	0.15	0.01	0.13	0.15	0.11	0.12	0.08	0.18
Amortization of acquired intangible assets	0.00	0.00	0.01	0.01	0.06	0.09	0.09	0.09
(Gains)/losses on items held at fair value and remeasurements (b)	-	-	-	-	(0.10)	0.03	(0.19)	0.82
Other items (c)	-	-	0.01	(0.01)	0.03	0.02	0.01	0.00
Impairment losses on tangible assets	-	-	-	-	-	-	0.01	-
Share of results of associates	0.00	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Adjusted EPS	$(0.15)	$(0.02)	$(0.11)	$(0.16)	$(0.20)	$(0.08)	$(0.24)	$(0.20)

(a)	Represents share based payment expense on a per share basis.
(b)

Represents (gains)/losses on items held at fair value and remeasurements on a per share basis. See “gains/(losses) on items held at fair value and remeasurements” on page 26 for a breakdown of these items.

(c)

Represents other items on a per share basis, which are outside the normal scope of our ordinary activities. See “Other items” on page 26 for a breakdown of these expenses. Other items is included within selling, general and administrative expenses.

The following table represents gains/(losses) on items held at fair value and remeasurements:

(in $ thousands, except as otherwise noted)

	2018		2019				2020
	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
Fair value remeasurements:
Shares issued as part of New Guards acquisition	$-	$-	$-	$-	$(21,526)	$-	$-	$-
$250 million 5.00% Notes due 2025 embedded derivative	-	-	-	-	-	-	44,014	(135,093)
$400 million 3.75% Notes due 2027 embedded derivative	-	-	-	-	-	-	-	(77,758)

Present value remeasurements:
Chalhoub put option	-	-	-	-	53,812	(8,959)	21,420	(65,771)
CuriosityChina call option	-	-	-	-	-	(1,606)	-	-
Gains / (losses) on items held at fair value and remeasurements	$-	$-	$-	$-	$32,286	$(10,565)	$65,434	$(278,622)

Farfetch share price (end of day)	$27.23	$17.71	$26.91	$20.80	$8.64	$10.35	$7.90	$17.27

The following table represents other items:

(in $ thousands, except as otherwise noted)

	2018		2019				2020
	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter

Transaction-related legal and advisory expenses	$-	$-	$(2,493)	$(2,236)	$(5,061)	$(5,584)	$(4,925)	$(1,799)
Release of tax provisions	-	-	-	4,000	-	-	-	-
Loss on impairment of investments carried at fair value	-	-	-	-	(5,000)	-	(100)	(69)
Other	-	-	-	-	-	-	-	566
Other items	$-	$-	$(2,493)	$1,764	$(10,061)	$(5,584)	$(5,025)	$(1,302)

We define our non-IFRS and other financial and operating metrics as follows:

“Active Consumers” means active consumers on our directly owned and operated sites and related apps. A consumer is deemed to be active if they made a purchase within the last 12-month period, irrespective of cancellations or returns. Active Consumers includes Farfetch Marketplace, BrownsFashion.com and Stadium Goods. Due to technical limitations, Active Consumers is unable to fully de-dupe Stadium Goods consumers from Farfetch Marketplace or BrownsFashion.com consumers. Active Consumers does not currently include those generated from New Guards owned and operated sites. The number of Active Consumers is an indicator of our ability to attract and retain our consumer base to our platform and of our ability to convert platform visits into sale orders.

“Adjusted EBITDA” means loss after taxes before net finance expense/(income), income tax expense/(benefit) and depreciation and amortization, further adjusted for share based compensation expense, share of results of associates and items outside the normal scope of our ordinary activities (including other items, within selling, general and administrative expenses, losses/(gains) on items held at fair value and remeasurements through profit and loss, and impairment losses on tangible assets). Adjusted EBITDA provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA may not be comparable to other similarly titled metrics of other companies.

“Adjusted EBITDA Margin” means Adjusted EBITDA calculated as a percentage of Adjusted Revenue.

“Adjusted EPS” means earnings per share further adjusted for share based payments, amortization of acquired intangible assets, items outside the normal scope of our ordinary activities (including other items, within selling, general and administrative expenses, losses/(gains) on items held at fair value and remeasurements through profit and loss, and impairment losses on tangible assets) and the related tax effects of these adjustments. Adjusted EPS provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EPS may not be comparable to other similarly titled metrics of other companies.

“Adjusted Revenue” means revenue less Digital Platform Fulfilment Revenue.

“Average Order Value” (“AOV”) means the average value of all orders excluding value added taxes placed on either the Farfetch Marketplace or the Stadium Goods Marketplace, as indicated.

“Brand Platform Gross Profit” means Brand Platform Revenue less the direct cost of goods sold relating to Brand Platform Revenue.

“Brand Platform GMV” and “Brand Platform Revenue” mean revenue relating to the New Guards operations less revenue from New Guards’: (i) owned e-commerce websites, (ii) direct to consumer channel via our Marketplaces and (iii) directly operated stores. Revenue realized from Brand Platform is equal to GMV as such sales are not commission based.

“Digital Platform Fulfilment Revenue” means revenue from shipping and customs clearing services that we provide to our digital consumers, net of Farfetch-funded consumer promotional incentives, such as free shipping and promotional codes. Digital Platform Fulfilment Revenue was referred to as Platform Fulfilment Revenue in previous filings with the SEC.

“Digital Platform GMV” means GMV excluding In-Store GMV and Brand Platform GMV. Digital Platform GMV was referred to as Platform GMV in previous filings with the SEC.

“Digital Platform Gross Profit” means gross profit excluding In-Store Gross Profit and Brand Platform Gross Profit. Digital Platform Gross Profit was referred to as Platform Gross Profit in previous filings with the SEC.

“Digital Platform Gross Profit Margin” means Digital Platform Gross Profit calculated as a percentage of Digital Platform Services Revenue. We provide fulfilment services to Marketplace consumers and receive revenue from the provision of these services, which is primarily a pass-through cost with no economic benefit to us. Therefore, we calculate our Digital Platform Gross Profit Margin, including Digital Platform third-party and first-party gross profit margin, excluding Digital Platform Fulfilment Revenue.

“Digital Platform Order Contribution” means Digital Platform Gross Profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels. Digital Platform Order Contribution provides an indicator of our ability to extract digital consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers. Digital Platform Order Contribution was referred to as Platform Order Contribution in previous filings with the SEC.

“Digital Platform Order Contribution Margin” means Digital Platform Order Contribution calculated as a percentage of Digital Platform Services Revenue. Digital Platform Order Contribution Margin was referred to as Platform Order Contribution Margin in previous filings with the SEC.

“Digital Platform Revenue” means the sum of Digital Platform Services Revenue and Digital Platform Fulfilment Revenue. Digital Platform Revenue was referred to as Platform Revenue in previous filings with the SEC.

“Digital Platform Services Revenue” means Revenue less Digital Platform Fulfilment Revenue, In-Store Revenue and Brand Platform Revenue. Digital Platform Services Revenue is driven by our Digital Platform GMV, including revenue from first-party sales, and commissions from third-party sales. The revenue realized from first-party sales is equal to the GMV of such sales because we act as principal in these transactions, and thus related sales are not commission based. Digital Platform Services Revenue was also referred to as Adjusted Platform Revenue or Platform Services Revenue in previous filings with the SEC.

“Gross Merchandise Value” (“GMV”) means the total dollar value of orders processed. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us, although GMV and revenue are correlated.

“In-Store Gross Profit” means In-Store Revenue less the direct cost of goods sold relating to In-Store Revenue.

“In-Store GMV” and “In-Store Revenue” mean revenue generated in our retail stores which include Browns, Stadium Goods and New Guards’ directly operated stores. Revenue realized from In-Store sales is equal to GMV of such sales because such sales are not commission based.

“Third-Party Take Rate” means Digital Platform Services Revenue excluding revenue from first-party sales, as a percentage of Digital Platform GMV excluding GMV from first-party sales and Digital Platform Fulfilment Revenue. Revenue from first-party sales, which is equal to GMV from first-party sales, means revenue derived from sales on our platform of inventory purchased by us.

Certain figures in the release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

Investor Relations:

Alice Ryder

VP Investor Relations

IR@farfetch.com

Media:

Susannah Clark

VP Communications, Global

susannah.clark@farfetch.com

+44 7788 405224

Brunswick Group

farfetch@brunswickgroup.com

US: +1 (212) 333 3810

UK: +44 (0) 207 404 5959

About Farfetch

Farfetch Limited is the leading global platform for the luxury fashion industry. Founded in 2007 by José Neves for the love of fashion, and launched in 2008, Farfetch began as an e-commerce marketplace for luxury boutiques around the world. Today the Farfetch Marketplace connects customers in over 190 countries with items from more than 50 countries and nearly 1,300 of the world’s best brands, boutiques and department stores, delivering a truly unique shopping experience and access to the most extensive selection of luxury on a single platform. Farfetch’s additional businesses include Farfetch Platform Solutions, which services enterprise clients with e-commerce and technology capabilities; Browns and Stadium Goods, which offer luxury products to consumers; and New Guards, a platform for the development of global fashion brands. Farfetch also invests in innovations such as its Store of the Future augmented retail solution, and develops key technologies, business solutions, and services for the luxury fashion industry.

For more information, please visit www.farfetchinvestors.com.